

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

July 30, 2009

H. Douglas Goforth
Chief Financial Officer and Treasurer
BlueLinx Holdings, Inc.
4300 Wildwood Parkway
Atlanta, Georgia 30339

> **RE:** **BlueLinx Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended January 3, 2009**
> **Form 10-Q for Fiscal Quarter Ended April 4, 2009**
> **Definitive Proxy Statement filed April 16, 2009**
> **File No. 1-32383**

Dear Mr. Goforth:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p align="center">Form 10-K for the Year Ended January 3, 2009</p>

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 22

Results of Operations, page 25
Fiscal 2008 Compared to Fiscal 2007, page 25

2. Please expand/revise your discussion under results of operations for all periods to:

- Fully address changes in costs of sales underlying your principal product lines. If these product lines have materially different gross profits, ensure your discussion of cost of sales adequately addresses this fact. Please also quantify factors affecting gross profit where practical. For example, you indicate that the increase in gross margin percentage is primarily attributable an increase in certain structural metal prices earlier in the year and a shift in product mix from structural to higher margin specialty products. However, you have not quantified the impact of each factor identified; and

- Quantify each factor you cite as impacting your operations. For example, you disclose the decrease in selling, general and administrative expenses is due to the continued efforts to reduce ongoing annual operating expenses resulting in reduced payroll, commissions and other operating expenses. However, you have not quantified the impact of each item.

    Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 27

Working Capital, page 28

3. You indicate that the $150 million of cash on your balance sheet at January 3, 2009 primarily reflects cash generated due to reductions in working capital and customer remittances received in your lockboxes on Friday and Saturday that are not available until the next Monday. Please tell us what consideration you gave to EITF 95-22 regarding your lockbox arrangements. Please revise your disclosure to discuss whether your lockbox arrangement has a subjective acceleration clause.

Operating Activities, page 28

4. Please enhance your disclosure to discuss all material changes in your operating activities as depicted in your statement of cash flows. For example, you should expand upon your disclosure to discuss in greater detail that "cash flows from operations related to working capital of $213 million reflected decreases in accounts receivable and a reduction in inventory partially offset by a contribution to the hourly pension plan of $7.5 million..." Specifically, you should discuss in

greater detail the changes in your working capital accounts such as inventory, accounts receivable, and accounts payable and provide a more robust explanation of the reasons for those changes.

Debt and Credit Sources, page 29

5. On page 70, you indicate that your revolving facility contains customary negative covenants and restrictions for asset based loans, with which you are in compliance. Please also disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Critical Accounting Policies, page 31
Impairment of Long-Lived Assets, page 33

6. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, please disclose the following:

- How you determine when your long-lived assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;
- How your group long-lived assets for impairment and your basis for that determination;
- Sufficient information to enable a reader to understand how you apply your discounted expected future cash flow model in estimating the fair value of your asset groups;
- Expand your discussion of the significant estimates and assumptions used to determine internal cash flow estimates and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;
- If applicable, how the assumptions and methodologies used for valuing property, plant and equipment and intangible assets with definite useful lives

in the current year have changed since the prior year, highlighting the impact of any changes; and

- For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment or restructuring charges may be recorded.

Financial Statements

Statements of Operations and Comprehensive (Loss) Income, page 44

7. It appears that you do not allocate depreciation and amortization to cost of sales. In this regard, please revise your presentation on the face of your statements of operations and comprehensive (loss) income and throughout the filing to comply with SAB Topic 11:B. Please also remove any references in the filing to gross margin, if you do not include a portion of your depreciation and amortization in cost of goods sold.

2. Summary of Significant Accounting Policies, page 48

Restricted Cash, page 48

8. You indicate that you had restricted cash of $25.5 million and $12.9 million at January 3, 2009 and December 29, 2007 related to amounts held in escrow for your interest rate swap and mortgage. Please quantify each escrow amount and identify the cash flow line item the respective changes in balances are reflected in. With reference to SFAS 95, support the appropriateness of your classification.

Revenue Recognition, page 49

9. We note, as indicated on page 5 of your filing, that direct sales are shipped from the manufacturer to the customer without your taking physical inventory possession. Please expand your discussion of EITF 99-19 to address these sales, with specific reference as to whether you take title to direct sales inventory.

Inventory Valuation, page 50

> 10. On page 6, you indicate that you occasionally have consigned inventory. Please
> revise your accounting policy to address how you account for consigned
> inventory. Your disclosure should also address how you account for revenue
> recorded as a result of the sale of consigned inventory, including what
> consideration you gave to EITF 99-19.

Restructuring Charges, page 52

> 11. Please revise your disclosure to include your restructuring activity and liability
> balances for the period in which the restructuring is initiated and any subsequent
> period until the restructuring is completed. Refer to paragraph 20 of SFAS 146
> and SAB Topic 5P.

12. Commitments and Contingencies, page 74
Self-Insurance, page 74

> 12. Please disclose your excess loss limits associated with each risk you are self-
> insured for, including but not limited to, workers' compensation, comprehensive
> general liability and auto liability. Please also disclose each risk for which you do
> not have excess loss limits. Please similarly revise your disclosures elsewhere in
> the filing.

14. Unaudited Selected Quarterly Financial Data, page 76

> 13. Your quarterly data table should discuss material non-recurring quarterly
> adjustments, such as impairments or restructuring charges. Please revise your
> quarterly data to include disclosures required by Item 302(A)(3) of Regulation S-
> K.

15. Supplemental Condensed Consolidating Financial Statements, page 77

> 14. Your January 3, 2009 and December 29, 2007 condensed consolidating balance
> sheet reflects material intercompany receivable and intercompany payable. Please
> tell us how you determined that changes in intercompany receivables/payables
> should be classified as operating activities instead of financing activities. The
> guidance in paragraph 18 and 136 of SFAS 95 regarding the classification of
> intercompany advances may be relevant.

Exhibits, page 87

> 15. We note that it appears you have not filed on EDGAR certain exhibits and
> schedules to the loan and security agreements you have filed as exhibits 10.11 and

10.14 to the Form 10-K. Please refer to Item 601(b)(10) of Regulation S-K. Please advise.

16. We note that the exhibit reference to exhibit 10.14, an amended and restated loan and security agreement, is inaccurate. This exhibit is not in the location disclosed in the exhibit list. Please tell us where this document is located.

Exhibits 31.1 and 31.2

17. In future filings, when identifying the individual at the beginning of the certification, please do not include the title of the certifying individual.

Form 10-Q for the Quarterly Period Ended April 4, 2009

General

18. Please address the above comments in your interim filings as well.

2. Summary of Significant Accounting Policies, page 6

Earnings per Common Share, page 7

19. Please disclose how you treated your restricted stock and restricted stock units for purposes of computing earnings (loss) per share in accordance of SFAS 128. Please separately disclose your treatment of vested and unvested restricted stock and stock units. Please also tell us what consideration you gave to FSP EITF 03-06-1 in determining whether these units are participating securities as described in paragraph 60(a) of SFAS 128. Given the number of unvested restricted stock you had outstanding at January 3, 2009, please tell us how you determined that FSP EITF 03-06-1 did not have any impact on your consolidated financial statements, as disclosed on page 14 of your Form 10-Q for the quarter ended April 4, 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Overview, page 21
Supply Agreement with Georgia Pacific, page 21

20. You indicate that the early termination of the Supply Agreement provides you with the opportunity to pursue strategic relationships with other suppliers and customers which were previously prohibited by the terms of the Supply Agreement. Please tell us and disclose any known negative aspect that the termination of the Supply Agreement will have on your company, including the potential impact on cost of sales and gross margins on a go forward basis.

Critical Accounting Policies, page 28

Income Taxes, page 30

21. You indicate that based on the weight of the available evidence, you recorded a full valuation allowance of $40.2 million against deferred tax assets during the first quarter of 2009. Please disclose the nature of the positive and negative evidence you considered in your determination of whether your deferred tax assets were recoverable and how that evidence was weighted. Please also disclose the facts and circumstances that changed from the end of fiscal year 2008 to the end of the first quarter of fiscal 2009. Please enhance your disclosure of your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management. Refer to the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040.

Definitive Proxy Statement filed on April 16, 2009

Compensation Discussion and Analysis, page 11

22. Please clarify the extent to which compensation decisions are derived from a comparison to peer companies or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent specific elements of compensation are tied to a benchmark, discuss where actual payments and awards fall within this targeted range, and to the extent that actual compensation was outside of this range, an explanation of the reasons for this. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Elements of Compensation, page 12

23. We note that you maintain employment agreements with certain named executive officers and the terms of these arrangements dictate the compensation awarded to these named executive officers. Please explain how the terms of each of the employment agreements were negotiated, the rationale behind the need for employment agreements, and how the structure of the employment agreements is consistent with the company's compensation philosophies and objectives. We also note disclosure that "The Committee may increase any component of compensation provided by an employment agreement to any of our named executive officers." Please provide express disclosure of any circumstances in which actual compensation fell outside of the parameters of that which is contemplated by the employment agreements and explain and analyze the reasons for any deviation. If compensation is consistently greater than that contained in the employment agreement, then clearly explain the purpose and need for these types of arrangements.

Base Salary and Annual Bonuses, page 14

24. Please disclose the elements of individual performance that the compensation committee considered in determining the base salary and annual bonuses of each named executive officer pursuant to Item 402(b)(2)(vii) of Regulation S-K.

Annual Bonuses, page 15

25. We note the disclosure on page 15 relating to the performance metrics under your short term incentive plan and the disclosure setting forth the actual payouts awarded under the program. Please enhance your disclosure to provide appropriate insight and analysis into how the Compensation Committee derived the actual payouts based on the levels of performance achieved.

26. We note that Mr. Adelman received a 2008 discretionary bonus "in recognition for his achievements during 2008 and the additional responsibilities he assumed in 2008." Please disclose the specific reasons why Mr. Adelman was awarded this form and level of compensation. Discuss and analyze the reasons why the Compensation Committee determined that the discretionary bonus was appropriate in light of the factors it considered.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sherry Haywood, Attorney, at (202) 551-3345 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief